UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):
☐ Form 10-K or Form 10KSB      ☐ Form 20-F      ☐ Form 11-K
☒ Form 10-Q or Form 10QSB      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: November 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Portola Packaging, Inc.
Full Name of Registrant

Former Name if Applicable
951 Douglas Road
Address of Principal Executive Office (Street and Number)
Batavia, Illinois 60510
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Portola Packaging, Inc. was not able to file its Quarterly Report on Form 10-Q for the three months ended November 30, 2005 because it is still finalizing the accounting and disclosure of its Management Deferred Compensation Plan (the “MDC Plan”) which the Company terminated in December 2005.
In connection with the preparation of its financial statements for the quarter ended November 30, 2005, the Company determined that it’s MDC Plan which it terminated in December 2005 in accordance with the December 31, 2005 transition period under Internal Revenue Code section 409A had not been previously accounted for in the Company’s books and records. The Company determined that the liability for plan benefits of $917,000 exceeded plan assets of $648,000 by approximately $269,000. Approximately $244,000 of the shortfall should have been expensed in prior years. Accordingly, pretax income and net income for the quarter ended November 30, 2004 were overstated by $83,000. Additionally, cash from operating and investing activities were overstated by $122,000 for the quarter ended November 30, 2004. Management has not completed its assessment of the materiality of this item on its current and prior period financial statements. In addition, management’s assessment of this matter on the effectiveness of disclosure controls and procedures is also subject to completion.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael T. Morefield	(630)	406-8440

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report sales of $65.9 million for the first quarter of fiscal year 2006 compared to $62.8 million for the first quarter of fiscal year 2005, an increase of 4.9%. The Company expects operating income of $2.1 million for the first quarter of fiscal year 2006, compared to operating income of $1.6 million for the first quarter of fiscal year 2005, an increase of 31.3%. The Company expects a net loss of $3.3 million for the first quarter of fiscal year 2006 compared to a net loss of $1.7 million for the first quarter of fiscal year 2005. The Company expects to report that earnings were negatively impacted by the difference of $2.2 million in foreign exchange versus the same quarter last year. The Company expects a foreign exchange loss of $0.2 million for the first quarter of fiscal year 2006 as compared to a $2.0 million gain reported in the first quarter of fiscal 2005. The majority of the foreign exchange is non-cash related.

Portola Packaging, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 18, 2006	By:	/s/ Michael T. Morefield

Michael T. Morefield
	Title:	Senior Vice President and Chief Financial Officer